Haoxin Holdings Limited

Room 329-1, 329-2, No.1 Xingye Yi Road

Ningbo Free Trade Zone

Ningbo, Zhejiang Province 315807

People’s Republic of China

December 23, 2022

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchsange Commission

Washington, D.C. 20549-4720

Attn: Liz Packebusch

Re:	Haoxin Holdings Ltd Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted December 5, 2022 CIK No. 0001936817

Dear Ms. Packebusch:

This letter is in response to your letter on December 16, 2022 in which you provided a comment to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of Haoxin Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on December 5, 2022. On the date hereof, the Company has submitted an Amendment to Draft Registration Statement on Form F-1. We set forth below in bold the comment in your letter relating to the Registration Statement followed by our response to each comment.

Amendment No. 1 to Draft Registration Statement on Form F-1, submitted December 5, 2022

Cover Page

1.	We note your disclosure that your former auditor, Friedman LLP, and current auditor, Marcum Asia CPAs LLP, are not subject to the determinations announced by the PCAOB on December 16, 2021. However, we also note your disclosure that the company is subject to regulations under the HFCAA. Please revise this statement to clarify whether the Holding Foreign Companies Accountable Act and related regulations currently affect the company.

RESPONSE: We respectfully advise the Staff that we have updated related disclosure on the cover page to state that the Company is not currently affected by the HFCAA and related regulations.

Prospectus Summary, page 1

2.	We note your response to prior comment 3, and reissue such comment in part. We note your definition of “China” or the “PRC,” referring to the People’s Republic of China, excludes Taiwan and the special administrative regions of Hong Kong and Macau. Please revise your disclosure throughout your filing to clarify that the legal and operational risks associated with operating in China also apply to your operations in Hong Kong, including a clear statement in this section and in your risk factors disclosure that the legal and operational risks associated with operating in China also apply to your operations in Hong Kong. In addition, clarify that the PRC government has significant authority to intervene or influence your Hong Kong subsidiary at any time, which could result in a material adverse change to your business, prospects, financial condition, and results of operations, and the value of your securities. In this regard, please ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure throughout the filing to clarify legal implications associated with operating in China also apply to operations in Hong Kong. We also respectfully advise the Staff that the Company does not currently, or in the future intend to operate or expand its services to Hong Kong.

3.	We note your disclosure that your customers have been negatively impacted by the ongoing impact of COVID-19, with revenue generated from your top 10 customers reduced by $1,516,035 or 21.5%. Please revise to specify the period during which such revenue was reduced.

RESPONSE: We respectfully advise the Staff that we have revised the description of the COVID-19 on page 5, 45 and 65.

Related Party Transactions, page 143

4.	We note your response to prior comment 16, and reissue such comment in part. With respect to the amounts due to or from related parties that are described on page 143, please describe the nature and extent of the underlying transactions. For example, describe the nature and extent of the arrangement or agreement that resulted in $82,393 due from Shenzhen Longanda Environmental Protection Equipment Co., Ltd. as of June 30, 2022. Please ensure that such information is provided for the period since the beginning of the company’s preceding three financial years up to the date of the document. Refer to Item 4 of Form F-1 and Item 7.B.1 of Form 20-F.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure regarding related parties from page 143 to page 146.

Financial Statements

General, page F-1

5.	Please advise whether you have published interim financial information covering a more current period than the six months ended June 30, 2022 that need to be included in your registration statement pursuant to Item 4(a) of Form F-1 applicable via Form 20-F Item 8.A.5 and Instructions to Item 8.A.5, and whether you are able to represent that you are not required to comply with the 12-month requirement per Item 8.A.4 and Instructions to Item 8.A.4.

RESPONSE: We respectfully advise the Staff that our current interim financial reports for the period ended June 30, 2022, are up to date. We intend to publish a more current annual report on or after March 31, 2023.

Note 6 - Property and Equipment, Net, page F-18

6.	We note your response to prior comment 11. Please add similar disclosures and table to your Note 6, for both your year end and subsequent interim financial statements, discussing the different arrangements and accounting treatments for all the vehicles you own, and showing in the table, as of the end of each period presented, your vehicles and your equipment balances by categories, also adding to the table a total book value, and ensuring that such total matches your reported total property and equipment, net balance as of each corresponding period end.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure on page F-18 and F-48.

Additionally, as per a phone call with the Staff on December 21, 2022, we respectfully advise the Staff that the Company will be filing its report 6-Ks instead of 8-K as suggested by the Staff since it is a foreign company. We also respectfully advise the Staff that the reference to Dutch law on page 53 has been revised.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Zhengjun Tao
Zhengjun Tao
Chief Executive Officer